NEWS RELEASE

Crosshair Commences Drilling at Golden Promise

Dated: February 3rd, 2010	(NYSE Amex: CXZ) (TSX: CXX)

Crosshair Exploration & Mining Corp. (NYSE Amex: CXZ) (TSX: CXX) (“Crosshair”) is pleased to announce that drilling has begun at the Golden Promise Project in Newfoundland.  The CDN $800,000 program will focus on the Jaclyn Main Zone and will consist of approximately 6,200 metres (m) of drilling in 30 holes.  Of this total, 18 holes are 50 metre-spaced “step-out” holes aimed at extending the Jaclyn Main Zone eastward for 300m to a total strike length of 1.2km.  The remaining holes are proposed to further test the potential of the parallel Jaclyn North Zone and provide metallurgical samples of the high-grade near-surface portion of the Jaclyn Main Zone.

“We’re excited to once again be drilling our gold project to demonstrate its great potential,” says Stewart Wallis, President of Crosshair.  “Carrying out both the drill program and the bulk sampling program this year should significantly increase our gold resource and outline the full potential of the Golden Promise project.”

Given the high-nugget gold effect at the Jaclyn Main Zone, Crosshair plans to conduct a bulk sampling program on the Project following the completion of the drill program utilizing one of two nearby gold mills.  The bulk sample will determine a more representative gold grade for the Jaclyn resource, since assay results from diamond drilling alone may not be an effective means of reliably determining grade in high-nugget effect gold systems. Studies of other high-nugget effect gold deposits indicate that assays from surface diamond drill holes typically understate the actual in-situ gold grade in such deposits.

About Crosshair

Crosshair is a dominant player in the exploration and development of uranium and gold in the US and Canada.   Its flagship Project (Bootheel) is located in uranium mining friendly Wyoming and with its in-situ mining potential, is designed for near term production.  The CMB Uranium Project is located in Labrador, Canada and has four currently defined resources – C Zone, Area 1, Armstrong and Two Time Zone.  The Crosshair team is comprised of knowledgeable and experienced professionals with both exploration and mining backgrounds.

For more information on Crosshair and its properties, please visit: www.crosshairexploration.com.

ON BEHALF OF THE CROSSHAIR BOARD
"Mark J. Morabito"
CEO

T: 604-681-8030
F: 604-681-8039
E: investor@crosshairexploration.com
www.crosshairexploration.com

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Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium, gold and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; and tax consequences to U.S. shareholders. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.